
UNITED ST
SECURITIES AND EXCHAI
Washington, D



09057913

OMB APPROVAL

1B Number: 3235-0123

ɔires: February 28, 2010

limated average burden

..urs per response . . . 12.00

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8 - |
| 36987 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2008_____ AND ENDING _____12/31/2008_____

(MM/DD/YY)          (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Rochdale Securities LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 East Main Street, 7th Floor

(No. and Street)

| Stamford | CT | 06902 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Flavio Rausei          203-274-9112

(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP

(Name -- if individual, state last, first, middle name )

| 185 CROSSWAYS PARK DRIVE | WOODBURY | NY | 11797 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____Flavio Rausei_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Rochdale Securities, LLC_____, as of _____31-Dec_____ 20 08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

_____Controller_____
Title

LAWRENCE WEINER
Notary Public, State of New York
No. 01WE4616316
Qualified in New York County
Commission Expires ____o ur 11 roo9

-Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WMK&G

## Weisberg, Molé, Krantz & Goldfarb, LLP

*Certified Public Accountants*

**Independent Auditor's Report on Internal Accounting Control Required by SEC Rule
17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

To the Members of
Rochdale Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Rochdale Securities LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of Management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Weshing, Mole; Krantz + Goldfarb, LLP*

Woodbury, New York
February 17, 2009

# ROCHDALE SECURITIES LLC

*FINANCIAL STATEMENTS*

*December 31, 2008*

# WMK&G

## Weisberg, Molé, Krantz & Goldfarb, LLP

*Certified Public Accountants*

### INDEPENDENT AUDITOR'S REPORT

To The Members of
Rochdale Securities LLC

We have audited the accompanying statement of financial condition of Rochdale Securities LLC (the "Company") as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rochdale Securities LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Weisberg, Molé, Krantz & Goldfarb, LLP*

Woodbury, New York
February 17, 2009

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

# ROCHDALE SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2008

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 629,132 |
| Securities owned, at market value - note 1 and 2 | | 1,939,767 |
| Receivables from clients and brokers or dealers - note 9 | | 17,771,762 |
| Furniture, equipment, and improvements, at cost, less | | |
| accumulated depreciation of $268,018 - notes 1 and 3 | | 1,210,357 |
| Other assets | | 748,218 |
| Total assets | $ | 22,299,236 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses - note 9 | $ | 13,545,381 |
| Securities sold, not yet purchased | | 1,905 |
| Capital lease obligations - note 7 | | 842,150 |
| Note payable - note 6 | | 43,001 |
| Total liabilities | $ | 14,432,437 |
| Commitments and contingencies - note 7 | | |
| Members' Equity | $ | 7,866,799 |
| Total liabilities and members' equity | $ | 22,299,236 |

# ROCHDALE SECURITIES LLC

## STATEMENT OF INCOME

### For the Year Ended December 31, 2008

| | | |
|---|---|---:|
| **REVENUES** | | |
| Commissions | $ | 42,571,410 |
| Interest and dividends | | 86,154 |
| Trading gains | | 2,870,761 |
| Other | | 751,426 |
| Total revenues | $ | 46,279,751 |
| | | |
| **EXPENSES** | | |
| Investment service fees | $ | 17,771,451 |
| Employee compensation and benefits | | 13,800,537 |
| Clearing charges, floor brokerage and transaction fees | | 2,669,462 |
| Other operating and administrative expenses | | 7,413,671 |
| Total expenses | $ | 41,655,121 |
| Income before income taxes | $ | 4,624,630 |
| Provision for income taxes - notes 1 and 8 | | 24,489 |
| Net income | $ | 4,600,141 |

*The accompanying notes are an integral part of the financial statements.*

# ROCHDALE SECURITIES LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

### For the Year Ended December 31, 2008

|  | Members' Equity |
|---|---|
| Balance at January 1, 2008 | $ 8,426,280 |
| Distributions to members | (5,159,622) |
| Net income | 4,600,141 |
| Balance at December 31, 2008 | $ 7,866,799 |

# ROCHDALE SECURITIES LLC

## STATEMENT OF CASH FLOWS

### For the Year Ended December 31, 2008

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 4,600,141 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 160,090 |
| Cash flow from changes in assets and liabilities: | | |
| Increase in receivables from clients and brokers or dealers | | (5,245,469) |
| Increase in other assets | | (321,171) |
| Increase in accounts payable and accrued expenses | | 5,666,794 |
| Total adjustments | | 260,244 |
| Net cash provided by operating activities | $ | 4,860,385 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Sale of investment securities, net of purchases | $ | 413,562 |
| Increase in securities sold, not yet purchased | | 285 |
| Purchase of furniture, equipment and improvements | | (292,980) |
| Net cash provided by investing activities | $ | 120,867 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Repayment of note | $ | (16,772) |
| Principal payments on capital lease obligations | | (44,962) |
| Distributions to members | | (5,159,622) |
| Net cash used in financing activities | $ | (5,221,356) |
| Net decrease in cash | $ | (240,104) |
| Cash at beginning of year | | 869,236 |
| Cash at end of year | $ | 629,132 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURES** | | |
| Interest paid | $ | 182,720 |
| Income taxes paid | $ | 140,000 |
| Non-cash investing activities: | | |
| Capital lease obligations and note payable incurred for use and purchase of equipment | $ | 946,885 |

*The accompanying notes are an integral part of the financial statements.*

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Rochdale Securities LLC (the "Company") is a registered broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA").

### Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with the resulting unrealized gains or losses reflected in net income for the year. The cost of marketable securities sold is determined on the specific identification method. At December 31, 2008, securities owned, valued at $1,939,767, consisted mainly of uninsured money market instruments which maintain a constant principal balance and, accordingly, the cost basis is the same as market value. The investment portfolio also includes marketable equity securities which are reflected at market value. In addition, the Company actively trades its own account for profit and marks these securities to market value at the end of the period.

The financial statements reflect realized gains and losses on disposition of investment securities and proprietary trading securities on a trade date basis.

### Receivables from Clients and Brokers or Dealers

Commissions earned are deposited directly into the Company's accounts by the clearing firm upon settlement of the trade. Accordingly, no allowance for doubtful accounts has been recorded.

### Furniture, Equipment and Improvements

Furniture, equipment and improvements are stated at cost. Depreciation is provided for on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

### Leases

Leases that meet certain criteria evidencing substantive ownership are capitalized and the related capital lease obligations are included in current and long-term liabilities. Amortization and interest are charged to expense, with rent payments being treated as payments of the capital lease obligations. All other leases are accounted for as operating leases, with rent payments being charged to expense as incurred.

### Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes and, accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

# ROCHDALE SECURITITES LLC

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2008

### NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

#### Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, the Company earns fees in connection with providing independent research. The Company is compensated quarterly in arrears for the period of time during such quarter that they are designated as the research provider for a given company.

#### Credit and Off-Balance-Sheet Risk

The Company receives its income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. Additionally, at December 31, 2008, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

#### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### NOTE 2 – MARKETABLE SECURITIES

The following table provides a summary of marketable securities as of December 31, 2008:

|  | Cost | Market Value |
|---|---|---|
| Common Stock | $ 28,555 | $ 16,981 |
| Money Market Funds | 1,922,786 | 1,922,786 |
| Total | $ 1,951,341 | $ 1,939,767 |

The investments in common stock are concentrated in six issues. The investments in money market funds are substantially invested with three financial institutions. Unrealized gains and losses for the year ended December 31, 2008 were insignificant.

## NOTE 3 – FURNITURE, EQUIPMENT AND IMPROVEMENTS

At December 31, 2008, furniture, equipment and improvements are summarized as follows:

|  | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Furniture and Equipment | $ 1,373,183 | $ 239,581 | $ 1,133,602 |
| Improvements | 105,192 | 28,437 | 76,755 |
| Total | $ 1,478,375 | $ 268,018 | $ 1,210,357 |

## NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $5,539,042 which was $4,633,150 in excess of its required net capital of $905,892. The Company's capital ratio was 2.45 to 1. For net capital purposes, capitalized leased assets have been reflected as allowable assets to the extent of the underlying capital lease obligations. In addition, the lease obligations were omitted from aggregate indebtedness as the obligations are secured solely by the leased assets.

## NOTE 5 – CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and effectuates financial transactions with its customers through accounts designated as "Special Account for the Exclusive Benefit of Customers" and, therefore, the Company has claimed exemption from these regulations under rule 15c3-3(k) (2) (I). The Company is in compliance with the exemptive provisions of the rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

## NOTE 6 – NOTE PAYABLE

Pursuant to the facility lease for its Red Bank, New Jersey office (see note 7), the Company incurred additional costs of $59,773 to build out the space and has financed these costs with a note payable to the landlord. Terms of the note provide for monthly payments of $1,873, which include interest at a rate of eight percent per annum, to be made throughout the life of the lease.

## NOTE 6 – NOTE PAYABLE *(continued)*

At December 31, 2008, scheduled maturities are as follows:

| | | |
|---|---|---|
| 2009 | $ | 19,751 |
| 2010 | | 21,390 |
| 2011 | | 1,860 |
| | $ | 43,001 |

## NOTE 7 – COMMITMENTS AND CONTINGENCIES

### Facility leases

The Company entered into a 3-year lease for office space in Red Bank, New Jersey which commenced on February 14th, 2008. The terms of the lease provide for monthly rent of $8,046. The Company entered into a 7-year lease for office space in Stamford, Connecticut, which commenced on June 1st, 2008. The lease currently provides for monthly rent of $35,805 and annual rent escalations of $13,860 throughout its term. For the first six months of the lease the Company received a monthly abatement of $3,875. The Company also leases space on a year to year arrangement in Orinda, California. Rent expense for the year ended December 31, 2008 amounted to $565,802.

Future minimum payments required under the office space leases as of December 31, 2008 are as follows:

| | | |
|---|---|---|
| 2009 | $ | 534,297 |
| 2010 | | 548,157 |
| 2011 | | 477,534 |
| 2012 | | 479,325 |
| 2013 | | 493,185 |
| Thereafter | | 720,720 |
| | $ | 3,253,218 |

The Company entered into two 3-year capital lease agreements with California First Leasing Corporation for office equipment and furniture for the Stamford and Red Bank offices. Lease agreement #1 provides for monthly payments of $13,819. Lease agreement #2 provides for monthly payments of $13,332. At the completion of the term, a balloon payment of $1 is due for each lease.

## NOTE 7 – COMMITMENTS AND CONTINGENCIES *(continued)*

Future minimum payments required under the leases as of December 31, 2008 are as follows:

| | | |
|---|---|---:|
| 2009 | $ | 325,812 |
| 2010 | | 325,812 |
| 2011 | | 271,510 |
| Total minimum lease payments | | 923,134 |
| Less: amount representing interest | | 80,984 |
| Present value of minimum lease payments | $ | 842,150 |

Cost and accumulated amortization amounts as of December 31, 2008 are as follows:

| | | |
|---|---|---:|
| Cost | $ | 887,112 |
| Accumulated amortization | | 45,289 |
| | $ | 841,823 |

The Company has employment agreements with key personnel. In addition to base salary provisions, the agreements provide for incentive compensation based on certain performance benchmarks.

## NOTE 8 – INCOME TAXES

As previously discussed, the Company is a limited liability company and is treated as a partnership for income tax purposes. Accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the company. However, New York City imposes an unincorporated business tax on partnerships operating in New York City. The financial statements include a provision for these taxes. Effective 2009, due to its relocation in May 2008, the Company will no longer be subject to these taxes.

## NOTE 9 – CREDITS FOR SERVICES PROVIDED TO CLIENTS

Employee benefit trusts of corporate plan sponsors and institutional money managers constitute two principal groups of the Company's clients. The Company has agreements with a majority of these clients obligating the Company to expend a portion of the commissions earned from such clients for research and other expenses incurred by the clients. Such expenditures are made at the sole discretion of the clients. Included in receivables from clients at December 31, 2008, are amounts expended in advance of client credits earned on future commissions. Included in accounts payable and accrued expenses at December 31, 2008, are unexpended amounts which shall be paid out to the clients or to other parties at the direction of the clients within a reasonable period of time after the end of the fiscal year in which the related commissions were earned.

## NOTE 10 – EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six-year period. During 2008, the Company's matching contributions amounted to $148,884.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2008

NET CAPITAL

| | | |
|---|---|---:|
| Total members' equity | $ | 7,866,799 |
| Deduct members' equity not allowable for net capital | | - |
|     Total members' equity qualified for net capital | $ | 7,866,799 |
| | | |
| Additions: none | | |
| Deductions: | | |
|   Receivables from clients and others | $ | 1,167,593 |
|   Furniture, equipment and improvements, net | | 368,534 |
|   Security deposits | | 279,229 |
|   Other non-allowable assets | | 471,062 |
|     Total deductions | $ | 2,286,418 |
| | | |
| Net capital before haircuts on securities positions | $ | 5,580,381 |
| Haircuts on securities: | | |
|   Other securities (money market funds and common stocks) | | (41,339) |
| Net capital | $ | 5,539,042 |

AGGREGATE INDEBTEDNESS

| | | |
|---|---|---:|
| Items included in statement of financial condition | | |
|   Accounts payable and accrued expenses | $ | 13,545,381 |
|   Note payable | | 43,001 |
|     Total aggregate indebtedness | $ | 13,588,382 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | | |
|---|---|---:|
| Minimum net capital required (6 2/3% of aggregate indebtedness) (A) | $ | 905,892 |
| Minimum dollar net capital requirement for reporting broker or dealer (B) | $ | 250,000 |
| Net capital requirement (greater of (A) or (B)) | $ | 905,892 |
| Excess net capital | $ | 4,633,150 |
| Excess net capital at 1000% | $ | 4,180,204 |
| Ratio: Aggregate indebtedness to net capital | | 2.45 to 1 |

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II A of Form X-17A-5 as of December 31, 2008)

| | | |
|---|---|---:|
| Net capital as reported in Company's Part II A (unaudited) FOCUS report | $ | 4,726,418 |
| Reclassification from non-allowable to allowable assets, net | | 812,624 |
| | | |
| Net capital per above | $ | 5,539,042 |

